August 10, 2021

Mr. Sergio Chinos

Staff Attorney

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Revival AI Inc.
Post Qualification Amendment No. 1 to the Offering Statement on Form 1-A
Filed July 19, 2021
File No. 024-11362

Dear Mr. Chinos,

On behalf of Revival AI Inc., I hereby request qualification of the above-referenced offering statement at 2:00pm Eastern Time, on August 12, 2021, or as soon thereafter as practicable.

Sincerely,

/s/ Kristin Robinson
Kristin Robinson
Chief Executive Officer
Revival AI Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP